COMMENTS RECEIVED ON 01/02/2020

FROM EDWARD BARTZ

FIDELITY COMMONWEALTH TRUST (File Nos. 002-52322 and 811-02546)

Fidelity Nasdaq Composite Index Tracking Stock

POST-EFFECTIVE AMENDMENT NO. 152

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Nasdaq Composite Index Fund

POST-EFFECTIVE AMENDMENT NO. 142

1)

Fidelity Nasdaq Composite Index Tracking Stock

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain why it is appropriate to use “tracking stock” in the fund’s name without an 80% name test to invest 80% of the fund’s assets in tracking stocks.

R:

The fund, which was launched in 2003, was named the Fidelity Nasdaq Composite Index Tracking Stock in order to follow the same naming convention as the Nasdaq-100 Index Tracking Stock ETF (QQQ). As disclosed in the prospectus, the fund’s investment objective is to seek to provide investment returns that closely correspond to the price and yield performance of the Nasdaq Composite Index, the index in the fund’s name. In the adopting release for Rule 35d-1, the SEC indicated that “[i]ndex funds … generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.” The fund’s policy to invest “at least 80% of its assets in common stocks included in the Nasdaq Composite Index” is disclosed under “Principal Investment Strategies” in the Fund Summary and Investment Details sections of the prospectus. The fund also contains risk disclosure under Principal Investment Risks regarding “Correlation to Index” in the Fund Summary and Investment Details sections. Moreover, the fund’s underlying index is described in the “Principal Investment Strategies” and “Additional Index Information” sections. Given the totality of this disclosure, we believe that the fund’s name is appropriate and that it is clear that the fund is designed to track the Nasdaq Composite Index.

2)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3)

Fidelity Nasdaq Composite Index Tracking Stock

“Fund Summary” (prospectus)

“Fee Table”

C:

If waived fees may be recouped, the Staff requests we disclose that in a footnote, and, if so, provide the terms of recoupment.

R:

The fund does not have an arrangement to waive or reimburse fees, and, as such, recoupment is not applicable.

4)

Fidelity Nasdaq Composite Index Fund

“Fund Summary” (prospectus)

“Fee Table”

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.29% (the Expense Cap. If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [March 31, 2020]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]”

C:

The Staff requests we revise the date in the contractual arrangement discussed above to a date that is at least one year from the effective date of the registration statement or remove the effect of the fee waiver from the table.

R:

We will revise the disclosure to reflect that the date of the expense cap will be at least one year from the effective date of the registration statement.

5)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity Nasdaq Composite Index Tracking Stock:

“Investing at least 80% of assets in common stocks included in the Nasdaq Composite Index®.”

From Fidelity Nasdaq Composite Index Fund:

“Normally investing at least 80% of assets in common stocks included in the Index.”

C:

The Staff requests we disclose that the index comprises over 3,000 stocks and includes small, mid-cap, and large cap companies of domestic and foreign issuers.

R:

The “Principal Investment Strategies” section in the Investment Details section provides that “[t]he Index is a widely recognized, market capitalization-weighted index that is designed to represent the performance of Nasdaq® securities and includes over 3,000 stocks.” In addition, the “Additional Index Information” section in the prospectus provides more information about the Index. We believe that this disclosure sufficiently describes the Index and that the fund’s principal investment strategies are appropriately disclosed in accordance with Form N-1A.

6)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“The fund may operate as a non-diversified fund, as defined under the Investment Company Act of 1940 (1940 Act), to the approximate extent the Index is non-diversified. The fund may therefore operate as non-diversified solely as a result of a change in relative market capitalization or index weighting of one or more constituents of the Index.”

C:

The Staff requests we confirm that shareholders have been notified of this updated diversification policy as required by the no action letter.

R:

Shareholders have been notified of the updated diversification policy as required by the no action letter.

7)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff asks that we consider adding foreign and emerging market risks or explain why not doing so is appropriate.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in foreign and emerging markets are not principal investment strategies of the funds. As a result, we believe that the funds’ current strategy and risk disclosure is appropriate

8)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add small and mid‐cap risks or explain why not doing so is appropriate.

R:

Each fund is classified as a large cap fund by Morningstar as the index consists primarily of large cap stocks. Although each fund may invest in small or mid-cap stocks, such investments are not principal investment strategies of the funds. We note, however, that each fund includes risk disclosure for investing in smaller issuers under “Principal Investment Risks” – “Issuer--Specific Changes,” as well as disclosure regarding the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) under “Principal Investment Risks” ‐ “Stock Market Volatility.”

9)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Passive Management Risk.  The fund is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of the fund's index or of the actual securities included in the index. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the fund's performance could be lower than actively managed funds that may shift their portfolio assets to take advantage of market opportunities or lessen the impact of a market decline or a decline in the value of one or more issuers. The fund will be concentrated to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry.”

C:

The Staff questions whether each fund is currently concentrated and, if so, requests we disclose the industry or industries in which each fund is concentrated and add corresponding risks.

R:

The funds are currently not concentrated.

10)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“In addition, the fund may operate as a non-diversified fund under the 1940 Act to the approximate extent the Index is non-diversified. A non-diversified fund may invest a greater portion of its assets in securities of a smaller number of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund.”

C:

The Staff requests we disclose whether each fund is currently diversified or non-diversified.

R:

The funds have updated their registration statement disclosure to reflect their ability to exceed diversification limits with respect to investments in an issuer or several issuers to the extent necessary to approximate the composition of the funds’ target broad-based index, the Nasdaq Composite Index, in accordance with SEC no-action guidance (See Stradley Ronan Stevens & Young, LLP, SEC Staff No-Action Letter (June 24, 2019)). The no-action relief provides flexibility for funds that track indices to continue doing so in situations where due to changes in the relative market capitalization or weightings of certain issuers in a fund’s benchmark index, the fund would exceed the investment limits for a diversified company if it continued to track the composition of the index. Accordingly, we have not revised the disclosure.

11)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

From Fidelity Nasdaq Composite Index Tracking Stock:

“Geode invests at least 80% of the fund's assets in common stocks included in the Index. The Nasdaq Composite Index® is a widely recognized, market capitalization-weighted index that is designed to represent the performance of Nasdaq® securities and includes over 3,000 stocks.”

From Fidelity Nasdaq Composite Index Fund:

“Geode normally invests at least 80% of the fund's assets in common stocks included in the Index. The Index is a widely recognized, market capitalization-weighted index that is designed to represent the performance of Nasdaq® securities and includes over 3,000 stocks.”

C:

The Staff requests we disclose the rebalance and reconstitution process of the index, including frequency.

R:

We are not aware of a requirement to disclose the methodology of a third-party index or its rebalancing and reconstitution process. We believe the description provided for each fund’s Nasdaq Composite (a third party) index, as provided in the “Investment Details” section, is sufficient. Accordingly, we have not modified disclosure.

12)

All funds

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of each fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for each fund’s name test, each fund confirms that, at this time, each fund is not expected to count derivatives toward its 80% policy. Each fund also confirms that, to the extent that it counts derivatives toward its 80% policy, each fund would value its derivatives positions using their mark to market values.

13)

All funds

“Additional Index Information” (prospectus)

C:

The Staff requests we file the license arrangement(s) as an exhibit to the registration statement pursuant to Item 28(h) of Form N‐1A.

R:

We do not believe that an index licensing agreement constitutes a “material contract” that must be filed pursuant to Item 28(h) of Form N‐1A. Accordingly, we have not filed the agreement(s).

14)

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry, except that the fund may invest more than 25% of its total assets in securities of the same industry to the extent that the fund's underlying index concentrates in the securities of a particular industry or group of industries.”

C:

The Staff requests we revise the disclosure to replace the word “may” with “will”.

R:

We believe the current disclosure accurately describes the concentration policy. Moreover, the concentration policy is a fundamental policy and requires shareholder approval to be modified.   Accordingly, we have not modified the disclosure.